July 28, 2017

VIA E-MAIL

Pamela Long, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:         Tribus Enterprises, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 17, 2017

File No. 333-218683

Dear Ms. Long:

Prospectus Cover Page

1.	We note your response to comment 7 in our letter dated July 6, 2017, and we understand from disclosure on page 12 that the initial public offering is being conducted by the company on a best efforts basis. Please revise the prospectus cover page to clearly disclose that the initial public offering is being conducted by the company on a best efforts, self-underwritten basis. Please also revise the cover page to identify the individual who will offer the securities on the company’s behalf and whether the company is relying on the safe harbor from broker-dealer registration in Rule 3a-1 under the Exchange Act.

Additional disclosure of best efforts self underwritten made on the prospectus cover page including that the officers and directors will be selling the securities and relying on the safe harbor provisions under Rule 3a-1.

2.	We note that you show offering expenses on a per-share basis in the proceeds table on the prospectus cover page. Item 501 of Regulation S-K would require you to show underwriters discounts and commissions, rather than expenses of the offering generally.

Since you have no underwriters, you should remove this disclosure to avoid the implication that you do, or that you are incurring expenses of this offering relative to the number of shares that are sold.

Disclosure removed in its entirety.

Pamela Long, Assistant Director

3.	We note your response to comment 8 in our letter dated July 6, 2017. We also note disclosure on page 27 that the initial public offering shares are being offered for a period not to exceed 180 days. Please revise the prospectus cover page to include the date the offering will end.

180 day deadline disclosure added to the prospectus cover page.

Prospectus Summary, page 5

Business Strategy, page 5

4.	We note your response to comment 11 in our letter dated July 6, 2017. Please disclose here and in your Business section the amount of your accumulated deficit.

Accumulated deficit of $74,101 disclosed in both places.

About This Offering, page 7

5.	We note your response to comment 13 in our letter dated July 6, 2017. Please revise the reference to “units” in the table on the prospectus cover page and in the Risks Relating To Our Stock risk factor disclosure on page 9 since you are not registering units in this offering.

References to units removed.

We have limited sales and marketing experience, page 8

6.	We note your response to comment 15 in our letter dated July 6, 2017. Please revise to clarify, if true, that you do not intend to incorporate this website and its contents into your prospectus.

The Company does not intend to incorporate this website or its contents into our prospectus.

Business Strategy, page 14

7.	We note your response to comment 20 in our letter dated July 6, 2017. We note the terms of your Exchange Agreement and disclosure on pages 16 and F-6 of your wholly-owned subsidiary. Please revise this section to discuss that you acquired 100% of the membership interests of Tribus Innovations, LLC in exchange for 2,600,000 of your common shares and 19,999,998 of your shares of Class A preferred stock. Please also disclose our current structure including whether you have any subsidiaries and if so, file Exhibit 21 with your next amendment and list such subsidiary in your exhibit list. See Item 601(b)(21) of Regulation S-K.

Pamela Long, Assistant Director

Revised to discuss that we acquired 100% of the membership interests of Tribus Innovations, LLC in exchange for 2,600,000 of our common shares and 19,999,998 of our shares of Class A preferred stock. Also revised to disclose our current structure including Tribus Innovations, LLC as a subsidiary. Exhibit 21 added.

Plan of Operation, page 16

8.	We note your response to comment 22 in our letter dated July 6, 2017. We note disclosure here that upon receiving funds from the offering you will start producing your product and disclosure on page 17 in the Liquidity and Capital Resources section that with the minimum offering you could continue operations on a scaled down basis for 12 months. Please disclose here the amount of proceeds you will need from this offering to start producing your product.

The minimum offering of $100,000 is needed to start producing the product and this disclosure has been added.

Description of Capital Stock, page 23

9.	We note your response to comment 26 in our letter dated July 6, 2017. Please briefly discuss the conversion procedures of your series A and Series B preferred stock found in Section 3(iii)(A) of your Certificate of Incorporation.

Discussion added that the Preferred shares can be converted at the will of the holders of such shares without additional corporate consent.

Limitations on Stockholder Actions, page 23

Disclosure of Commission Position on Indemnification, page 29

Item 14. Indemnification of Directors and officers, page II-1

10.	We note your response to comment 27 in our letter dated July 6, 2017. It does not appear that you revised disclosure in response to our comment. Please make your disclosure in these sections consistent with your bylaws and Certificate of Incorporation.

Disclosure revised for consistency. The typo in the Certificate of Incorporation is being corrected with the Washington Secretary of State.

Pamela Long, Assistant Director

11.	Please include a currently dated consent of your independent registered public accountant in the next amendment of your Form S-1.

Current dated consent included.

Sincerely,

Kendall Bertagnole, President

Tribus Enterprises, Inc.

cc:           Tracie Mariner, Staff Accountant (via e-mail)

Al Pavot, Staff Accountant (via e-mail)

Sherry Haywood, Staff Attorney (via e-mail)